UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to  __________

Commission file  number 001-31240

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF NEWMONT

(Title of Plan)

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Retirement Savings Plan of Newmont

Report of Independent Registered Public Accounting  Firm

To the Participants and Administrator of the

Retirement Savings Plan of Newmont

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of Newmont (the “Plan”) at December 31, 2015 and  2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the  Plan’s management.  Our responsibility  is  to  express  an  opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the  amounts  and  disclosures in  the  financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well  as evaluating the overall financial statement presentation. We believe  that  our audits provide a  reasonable  basis for  our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Retirement Savings Plan of Newmont Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by  the  Department  of Labor’s  Rules  and  Regulations  for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with  the  Department  of  Labor’s Rules  and  Regulations for  Reporting  and  Disclosure under the  Employee Retirement Income Security Act of 1974. In our opinion, the supplemental  information  in  the  accompanying  schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Causey Demgen & Moore  P.C.

Causey Demgen & Moore P.C.

Denver, Colorado

June 17, 2016

Retirement Savings Plan of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2015	2014
Assets
Investments, at fair value:
Investments in collective trusts	$324,399,230	$311,043,491
Investments in registered investment companies	75,593,172	70,594,459
Investments in employer stock	17,280,811	20,783,571
Total investments, at fair value	417,273,213	402,421,521
Receivables:
Employer contributions	386,012	362,272
Participant contributions	692,600	656,846
Notes receivable from participants	12,888,680	10,405,448
Total receivables	13,967,292	11,424,566
Net assets available for benefits	$431,240,505	$413,846,087

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan of Newmont

Statements of Changes in Net Assets Available for Benefits

	At December 31,
	2015	2014
Additions to net assets available for benefits attributed to:
Investment (loss) income
Dividend income, employer stock	$2,125,169	$1,540,277
Dividend income, registered investment companies	106,334	280,190
Net (depreciation) appreciation in the fair value of investments	(5,613,612)	15,054,009
Other additions	—	152,663
Net investment (loss) income	(3,382,109)	17,027,139
Interest income on notes receivable from participants	448,172	442,532
Contributions
Employer, net of forfeitures applied	16,410,982	15,369,336
Participant	24,567,457	23,674,214
Rollover	1,550,603	1,469,571
Total contributions	42,529,042	40,513,121
Total additions	39,595,105	57,982,792
Deductions from net assets available for benefits attributed to:
Payment of benefits	(54,046,518)	(68,823,149)
Administrative and other expenses	(341,223)	(306,952)
Total deductions	(54,387,741)	(69,130,101)
Decrease in net assets before net transfers	(14,792,636)	(11,147,309)
Transfers (Note 1)
Transfers in from Cripple Creek & Victor	31,629,800	—
Transfers in from Retirement Savings Plan for Hourly-Rated Employees of Newmont	1,476,664	624,188
Transfers out to Retirement Savings Plan for Hourly-Rated Employees of Newmont	(919,410)	(181,240)
Net Transfers	32,187,054	442,948
Increase (decrease) in net assets available for benefits	17,394,418	(10,704,361)
Net assets available for benefits at beginning of year	413,846,087	424,550,448
Net assets available for benefits at end of year	$431,240,505	$413,846,087

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

1.Description of the Plan

The following description of the Retirement Savings Plan of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective July 1, 1973 by Newmont Mining Corporation and its affiliates (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2013, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, recordkeeping and investment management services are performed by Fidelity Management Trust Company.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $18,000 and $17,500 on a pre-tax basis for the 2015 and 2014 Plan years, respectively. The Plan allows for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Through August 31, 2013, participant’s contributions were matched by the Company in Company common stock, with the number of Company shares contributed based on the market price at the date of contribution. Effective September 1, 2013, all matching contributions were made in cash and the Company stock fund was frozen and no further investments in Company stock are allowed. Total matching contributions were limited to a maximum of $12,000 per participant for 2013. Effective January 1, 2014, the $12,000 maximum company matching contribution limitation no longer applies. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. Catch-up contributions were limited to $6,000 and $5,500 for 2015 and 2014, respectively.

In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $53,000 and $52,000 in 2015 and 2014, respectively or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions and the Company’s matching contributions and retirement contributions.

Hourly non-union employees receive an additional retirement Company contribution to the participant’s Retirement Contribution Account equal to an amount determined by the Company. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions and are vested in employer matching contributions and, with respect to hourly non-union employees, retirement contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability, change of control or retirement. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

On August 3, 2015, the Company acquired the Cripple Creek & Victor (“CC&V”) gold mining business from AngloGold Ashanti Limited. For new participants who joined the Company as a result of the acquisition, by addendum to the Plan, the Company granted vesting service to such new participants based on the term of their employment with the predecessor company. As a result of the CC&V acquisition, net assets of $31,629,800 were transferred into the Plan.

Non-vested balances of employees who terminate are forfeited and used generally to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $483,168 and $815,273 at December 31, 2015 and 2014, respectively.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are not permitted to leave their account balances in the Plan and must roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan. Effective January 1, 2016, Participants with account balances of $5,000 or less will be required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution and only participants with account balances in excess of $5,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan for Hourly-Rated Employees of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken plus one percent and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2.Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

All of the Plan’s investments are maintained in collective trusts, registered investment companies and Company stock, which are valued using quoted market prices from the respective securities’ principal active exchange or at net asset value. The Net (depreciation) appreciation in the fair value of investments for the period is included in the determination of Net investment (loss) income as reflected in the Statements of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2016 through January 2031.

Risks and Uncertainties

The Plan provides for various investment options in a combination of collective trusts, registered investment companies and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

Payments of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.

Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees and legal fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

No Plan-related expenses were paid by the Company for the years ended December 31, 2015 and 2014.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company has elected to early adopt the provisions of this new standard and the notes to the financial statements reflect such adoption.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).”  Part I of ASU 2015-12 requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of ASU 2015-12 requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure their investments and investment related accounts as of a month-end date closest to their fiscal year for plans with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Parts I and III of ASU 2015-12 are not applicable to the Plan. The Company has elected to early adopt Part II of ASU 2015-12 and the notes to the financial statements reflect such adoption.

3.Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2      Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Investments in collective trust funds: Investments in collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments.

Investments in registered investment companies: Valued at its year end quoted market price.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2015:

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$75,593,172	$—	$—	$75,593,172
Employer stock	17,280,811	—	—	17,280,811
Total assets in the fair value hierarchy	92,873,983	—	—	92,873,983
Investments measured at net asset value (1)	—	—	—	324,399,230
Investments at fair value	$92,873,983	$—	$—	$417,273,213

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2014:

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies	$70,594,459	$—	$—	$70,594,459
Employer stock	20,783,571	—	—	20,783,571
Total assets in the fair value hierarchy	91,378,030	—	—	91,378,030
Investments measured at net asset value (1)	—	—	—	311,043,491
Investments at fair value	$91,378,030	$—	$—	$402,421,521

(1)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption frequency	Redemption notice period
Collective trusts	$324,399,230	n/a	Daily	n/a

December 31, 2014	Fair Value	Unfunded Commitments	Redemption frequency	Redemption notice period
Collective trusts	$311,043,491	n/a	Daily	n/a

4.Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on March 4, 2014. Although the Plan has been amended since receipt of the determination letter, the Plan Administrator believes the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that at December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2012.

5.Related Party Transactions

The Fidelity Management Trust Company acts as Trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $231,699 and $243,062 for the years ended December 31, 2015 and 2014, respectively.

6.Subsequent Events

The Company has evaluated events subsequent to December 31, 2015, through the date of this report. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure, except as noted above.

Retirement Savings Plan of Newmont

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan  Number  005

	Cost	Current Value Year Ended December 31, 2015
Investment Funds:
*Spartan® 500 Index Fund - Fidelity Advantage Class	**	$23,653,639
*Spartan® Extended Market Index Fund - Fidelity Advantage Class	**	12,352,299
*Spartan® Small Cap Index Fund - Fidelity Advantage Class	**	5,334,663
Harbor International Fund Institutional Class	**	7,321,445
*Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class	**	3,349,504
*Fidelity® Money Market Trust Retirement Money Market Portfolio	**	17,149,612
*Spartan® U.S. Bond Index Fund - Fidelity Advantage Class	**	6,432,010
Collective Trust Funds:
Russell Equity I Fund	**	7,445,155
Russell Small Cap Fund	**	1,463,641
Russell Multi-Manager Bond Fund	**	5,547,442
Russell Emerging Markets Fund	**	1,679,912
BlackRock LifePath® Index 2020 Fund Q	**	53,356,128
BlackRock LifePath® Index 2025 Fund Q	**	71,351,046
BlackRock LifePath® Index 2030 Fund Q	**	55,068,646
BlackRock LifePath® Index 2035 Fund Q	**	40,427,068
BlackRock LifePath® Index 2040 Fund Q	**	20,902,259
BlackRock LifePath® Index 2045 Fund Q	**	16,268,702
BlackRock LifePath® Index 2050 Fund Q	**	13,635,805
BlackRock LifePath® Index 2055 Fund Q	**	7,965,691
BlackRock LifePath® Index Retirement Fund Q	**	27,844,673
Principal Diversified Real Asset Fund Institutional Class	**	1,422,237
*Fidelity® Stable Value Fund	**	20,825
Employer Stock:
*Newmont Mining Stock Fund	**	17,280,811
*Participant Loans (a):
Interest rates ranging from 4.25% to 9.25%, maturing January 2016 through January 2031	—	12,888,680
		$430,161,893

*     Represents a party-in-interest

**   Cost omitted for participant-directed investments

(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or  other persons who administer  the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan of Newmont

Date: June 17, 2016	/s/ John W. Kitlen

John W. Kitlen, Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Causey Demgen & Moore P.C.